Mr. Josh Shainess

Ms. Lauren Pierce

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

August 25, 2022

Re:	Bullet ID Corporation Amendment No. 1 to Offering Statement on Form 1-A/A Filed August 15, 2022 File No. 024-11933

Dear Mr. Shainess and Ms. Pierce:

On behalf of the Bullet ID Corporation, I hereby request qualification of the above-referenced offering statement at 9:00am, Eastern Time, on Monday, August 29, 2022, or as soon thereafter as is practicable.

Sincerely, /s/ Bruce Lewis Bruce Lewis Chief Executive Officer The Bullet ID Corporation

cc: Andrew Stephenson

CrowdCheck Law LLP